NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces Net Income of $4.1 million or $0.22 per share for the third quarter of 2007

Calgary, Alberta, October 25, 2007 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the third quarter ended September 30, 2007.

CE Franklin reported net income of $4.1 million or $0.22 per share for the quarter ended September 30, 2007, down 13% from net income of $4.7 million or $0.26 per share earned in the quarter ended September 30, 2006.

Financial Highlights

	Three Months Ended		Nine Months Ended		Year Ended
	September 30		September 30		December 31
(millions of Cdn.$ except per share data)	2007	2006	2007	2006	2006
	(unaudited)		(unaudited)
Sales	$116.8	$131.7	$354.0	$424.6	$555.2

Gross profit	21.0	23.7	64.2	78.4	103.5
Gross profit - %	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	7.4	8.4	20.6	30.5	40.1
EBITDA(1) as a % of sales	0.1%	0.1%	0.1%	0.1%	0.1%

Net income	$4.1	$4.7	$11.1	$17.5	$22.9
Per share
Basic (Cdn. $)	$0.22	$0.26	$0.61	$0.97	$1.27
Diluted (Cdn. $)	$0.22	$0.25	$0.59	$0.93	$1.22

“This is a good result produced in tough industry conditions. Despite the continued decrease in oil and gas industry activity the Company showed a disciplined approach to managing expenses and posted strong earnings,” said Michael West, Chairman, President and CEO.  “CE Franklin remains committed to its core, long term strategies.”

Sales decreased 11% to $116.8 million for the quarter ended September 30, 2007 as compared to $131.7 million for the quarter ended September 30, 2006. The decline in sales reflects the current drop in activity levels which have been impacted by economic factors including soft natural gas prices and the strength of the Canadian dollar. The average rig count for the quarter ended September 30, 2007 decreased 27% to 378 rigs compared to 516 rigs for the quarter ended September 30, 2006. Well completions (excluding dry and service wells) decreased 4% to 3,877 wells for the three months ended September 30, 2007 compared to 4,030 for the three months ended September 30, 2006.

EBITDA(1) for the quarter ended September 30, 2007 decreased 12% to $7.4 million from $8.4 million for the quarter ended September 30, 2006.  EBITDA as a percentage of sales for the quarter ended September 30, 2007 was 6.4% and remained consistent with the quarter ended September 30, 2006.

Outlook

The Company expects the demand for its products will remain depressed for the remainder of 2007 and into 2008 as a result of soft natural gas prices, high drilling and operating costs, and the appreciation of the Canadian dollar which reduces the competitiveness of the western Canadian sedimentary basin relative to other international oil and gas producing regions. Fiscal uncertainty introduced by the Federal government’s announcement to subject oil and gas royalty trusts to direct taxation and the recently released Alberta oil and gas royalty task force report is also expected to contribute to continued low industry activity levels. Continued soft demand for the Company’s products is expected to contribute to increased competitive activity.

The Company intends to address these conditions by closely managing its costs and net working capital investment levels.

Additional Information

The Company’s Management, Discussion and Analysis, interim consolidated financial statements for the quarter along with other additional information, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com

Conference Call and Webcast Information

A conference call to review the quarter ended September 30, 2007, which is open to the public, will be held on Friday, October 26, 2007 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3416 in Toronto or dialing 1-800-732-9303 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the pass code of 21248142 followed by the pound sign and may be accessed until midnight Friday, November 2, 2007.

The call will also be webcast live at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2024000 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Mark Schweitzer Vice President and CFO (403) 531-5603

Management’s Discussion and Analysis as at October 25, 2007

For the quarter and nine months ended September 30, 2007 as compared to the quarter and nine months ended September 30, 2006.

Forward Looking Statements

The information in this MD&A contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin Ltd. (“CE Franklin” or the “Company”) plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those under the caption “Risk Factors”

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

forecasted oil and natural gas industry activity levels for the remainder of 2007 and 2008;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues, gross profit margins and expenses;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas; and

•

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A except as required by law.

(All amounts shown in CDN $ unless otherwise specified)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin’s financial performance during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the Management’s Discussion and Analysis and the audited consolidated financial statements and the related notes thereto which are included in the Company’s December 31, 2006 Annual Report, and the Company’s First and Second Quarter MD&A, and unaudited interim consolidated financial statements for the periods ended March 31, 2007 and June 30, 2007, respectively.

The selected financial data presented below is presented in Canadian dollars and were calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

OVERVIEW

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies and services to producers of oil and gas in Canada through its 42 branches and selected inventory stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

The Company’s 42 branches each warehouse an inventory of products to meet the day to day needs of customers.  A 100,000 square-foot centralized distribution centre located in Edmonton, Alberta, acts as the hub for its branch operations.  Other inventory, such as pipe or tubular products, may be sourced from various stocking points located throughout the western Canadian sedimentary basin and shipped direct to the customers’ location. The branches also have access to a sales force located at the Company’s headquarters in Calgary, Alberta that provides product expertise and logistics to get the product to the customer.

The primary driver of the Company’s profitability is the level of oil and natural gas exploration and production activity, particularly in the western Canadian sedimentary basin. The price of oil and natural gas, well completions and rig counts are common indicators of activity levels in the energy industry. Other drivers of profitability include activity levels within specific regions, the mix of products sold and customer mix.

Activity levels within specific regions will fluctuate due to various factors including the mix of oil and gas activity within the region and oil and gas producers entering or leaving the region. The Company responds to these fluctuations by opening or closing branch locations in order to service its customer’s needs and ensure there is coverage in areas of higher activity.

The mix of products sold and customers served can affect profitability. Profit margins will vary for different products and the method of sale. Walk-in business at the branches will generate higher profit margins compared to bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times. Customer contracts can affect profit margin where different customers receive different pricing structures based on factors such as size, service requirements and complexity.

Outlook

The Company expects the demand for its products will remain depressed for the remainder of 2007 and into 2008 as a result of soft natural gas prices, high drilling and operating costs, and the appreciation of the Canadian dollar which reduces the competitiveness of the western Canadian sedimentary basin relative to other international oil and gas producing regions. Fiscal uncertainty introduced by the Federal government’s announcement to subject oil and gas royalty trusts to direct taxation and the recently released Alberta oil and gas royalty task force report is also expected to contribute to continued low industry activity levels.  Continued soft demand for the Company’s products is expected to contribute to increased competitive activity.

The Company intends to address these conditions by closely managing its costs and net working capital investment levels.

OPERATING RESULTS

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Statements of Operations
Sales	$116,817	$131,675	$354,010	$424,580
Gross profit	21,047	23,740	64,188	78,447
Gross profit - %	0.2%	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	13,347	15,314	42,699	48,006
Amortization	654	660	2,140	2,053
Interest	487	643	1,549	2,048
Foreign exchange loss and other	282	40	871	(62)
	14,770	16,657	47,259	52,045

Income before income taxes	6,277	7,083	16,929	26,402
Income tax expense	2,153	2,364	5,789	8,890
Net income	4,124	4,719	11,140	17,512

Net income as a % of sales	0.0%	0.0%	0.0%	0.0%

EBITDA (1)	7,418	8,386	20,618	30,503
EBITDA as a % of sales	0.1%	0.1%	0.1%	0.1%

Net income per share
Basic	$0.22	$0.26	$0.61	$0.97
Diluted	$0.22	$0.25	$0.59	$0.93

Weighted average number of shares outstanding
Basic	18,391,937	18,232,658	18,282,212	18,053,045
Diluted	18,901,268	18,908,634	18,791,543	18,729,021

The following is a reconciliation of net income to EBITDA:

(in thousands of Cdn. dollars)	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Net income	$4,124	$4,719	$11,140	$17,512
Interest expense	487	643	1,549	2,048
Income tax expense	2,153	2,364	5,789	8,890
Amortization	654	660	2,140	2,053
EBITDA	$7,418	$8,386	$20,618	$30,503

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Results of Operations – For the Three and Nine Months Ended September 30, 2007

Industry Activity Levels

The following are selected western Canadian oil and natural gas industry activity measures:

	As at		Three months ended(5)		Nine months ended(5)
	September 30		September 30		September 30
	2007	2006	2007	2006	2007	2006

Oil - U.S. $/bbl(1)	$81.66	$62.91	$75.17	$70.47	$65.97	$68.07
Gas - Cdn. $/gj(2)	$5.17	$3.64	$5.22	$5.70	$6.58	$6.41
Well completions(3)	n/a	n/a	3,877	4,030	13,134	14,439
Average rig count(4)	n/a	n/a	378	516	362	499

(1) West Texas Intermediate per barrel
(2) AECO spot per giga joule
(3) excluding dry and service wells
(4) includes drilling and completing rigs
(5) for the three and nine months ended September 30, average statistics are shown except for well completions

Overall, capital spending by exploration and production companies continues at reduced levels as a result of higher drilling costs, soft natural gas prices and the appreciation of the Canadian dollar which reduces the competitiveness of the western Canadian sedimentary basin relative to other international oil and gas producing regions.  Finally, the Federal government’s October 2006 announcement concerning the taxation of oil and gas royalty trusts and the recently released Alberta oil and gas royalty task force report, have increased fiscal uncertainty and contributed to reduced industry activity.

The Company uses oil and gas well completions and average rig counts as industry activity measures.  Oil and gas well completions require the products sold by the Company and therefore are a good general indicator of market activity.  Average rig counts also provide a general indication of energy industry activity levels as there may be time lags in reporting well completions that may impact quarterly statistics.

For the quarter ended September 30, 2007, the total number of wells completed (excluding dry and service wells) in western Canada decreased 4% to 3,877 wells compared to the prior year period.  For the nine months ended September 30, 2007 the total number of wells completed (excluding dry and service wells) in western Canada decreased 9% to 13,134 wells compared to the prior year period.

The average rig count for the quarter ended September 30, 2007, decreased 27% to 378 average rigs as compared to the prior period. The average rig count for the nine months ended September 30, 2007, decreased 28% to 362 average rigs as compared to the prior period.

Sales

Sales for the quarter ended September 30, 2007 decreased 11% or $14.8 million to $116.8 million from the quarter ended September 30, 2006.  Sales for the nine months ended September 30, 2007, declined by 17% or $70.6 million to $354.0 million from the nine months ended September 30, 2006. The decrease in sales for the three and nine month periods ended September 30, 2007 was principally due to lower sales to exploration and development capital projects due to soft industry activity levels as described previously.  Sales for maintenance repair and operating supplies (“MRO”) used in customer production activities in the third quarter was comparable to the prior year period and decreased 9% for nine months compared to the 2006 comparative period.  MRO sales comprised an estimated 43% of total Company sales in the third quarter and 42% of sales for the nine months year to date.  The acquisition of Full Tilt Field Services Ltd.  (“Full Tilt”) in July 2007 contributed sales of $2.4 million, comprising 2% of CE Franklin’s sales for the three month period ended September 30, 2007.

Gross Profit

Gross profit decreased 11% to $21.0 million for the quarter ended September 30, 2007 from $23.7 million for the prior year period due to the reduction in sales.  Gross profit margins remained consistent with the prior year period at 18%.

Gross profit decreased 18% to $64.2 million for the nine months ended September 30, 2007 from $78.4 million for the nine months ended September 30, 2006 due principally to the reduction in sales.  Gross profit margins decreased to 18.1% from 18.5% in the prior year period due in part to a large, low margin oil sands order completed during the first quarter of 2007.

Selling, General and Administrative (“SG&A”) Costs

SG&A costs decreased $2.0 million or 13% to $13.3 million for the third quarter ended September 30, 2007 compared to the prior year period and decreased $5.3 million or 11% to $42.7 million for the nine months ended September 30, 2007 from $48.0 million for the nine months ended September 30, 2006.

SG&A costs declined in the three and nine month periods due to lower incentive compensation costs associated with the company’s reduced earnings per share performance in 2007, reduced Sarbanes Oxley consulting costs and lower net costs resulting from the acquisition of two agent operated branches during the first half of 2007.  Increased base compensation levels, higher occupancy costs and the addition of the Full Tilt operations, partially offset the cost reductions detailed above.

Interest Expense

Interest expense declined by $156,000 (24%) and $499,000 (24%) in the three and nine month periods ended September 30, 2007 compared to the prior years periods due to a reduction in average funded debt of 32% and 23% in the same periods respectively, partially offset by an increase in floating interest rates.

Foreign Exchange Loss and Other

Foreign exchange loss and other was $282,000 and $871,000 in the three and nine month periods ended September 30, 2007. This resulted from the 7% and 17% appreciation respectively of the Canadian/U.S. dollar exchange rate on U.S.$ net working capital balances during these periods.  Steps have been taken to mitigate the Company’s net working capital U.S. $ exposure.

Income Taxes

The Company’s effective tax rate for the quarter ended September 30, 2007 was 34.3%, and for the nine months ended September 30, 2007 was 34.2% up marginally from prior year period rates due primarily to non-deductible items becoming a larger component of income before taxes in 2007.  Substantially all of the company’s tax provision is currently payable.

Net Income

Net income for the quarter ended September 30, 2007 was $4.1 million, down $0.6 million (13%) from the prior year period.  Net income as a percentage of sales was 3.5%, down marginally from the prior year period as the Company was able to reduce expenses in step with the reduction in sales levels.  The weighted average number of shares outstanding increased by 1% over the prior year period due to the exercise of stock options.  Net income per share was $0.22, down 15% from the prior year period due to the reduction in net income and increased number of shares outstanding in 2007.

Net income for the nine months ended September 30, 2007 was $11.1 million, down $6.4 million (37%), due mainly to the decline in industry activity compared to the prior year period.  Net income per share was $0.61, down 37% from the prior year period due to lower net income and a slight increase in the average number of share outstanding.

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.

(in thousands of Cdn. dollars except per share data)
Unaudited	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	2005	2006	2006	2006	2006	2007	2007	2007

Sales	141,066	176,957	115,948	131,675	130,648	154,255	82,938	116,817

EBITDA (see page 4)	11,061	15,094	7,023	8,386	9,574	10,991	2,210	7,418
EBITDA as a % of sales	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.0%	0.1%

Net income	6,303	8,879	3,914	4,719	5,427	6,373	644	4,124
Net income as a % of sales	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Net income per share
Basic (Cdn. $)	$ 0.36	$ 0.50	$ 0.21	$ 0.26	$ 0.30	$ 0.35	$ 0.03	$ 0.22
Diluted (Cdn. $)	$ 0.33	$ 0.47	$ 0.21	$ 0.25	$ 0.29	$ 0.34	$ 0.03	$ 0.22

Net working capital	107,219	124,837	117,438	130,567	120,207	127,583	127,020	128,625

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop significantly during the second quarter until such time as the roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter as the Company does not reduce its SG&A expenses during this period to offset the reduction in sales. Once the road bans have been lifted activity levels start to increase and sales levels increase in the third quarter.  Net working capital (defined as current assets less accounts payable, accrued liabilities, income taxes payable and other current liabilities) levels follow the seasonality of sales.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s working capital, capital expenditures and acquisitions.

As at September 30, 2007, borrowings under the Company’s bank operating loan were $35.4 million, an increase of $1.4 million from December 31, 2006.  Borrowing levels have increased as business acquisitions of $5.8 million and investments of $1.4 million to maintain property and equipment, have been substantially funded by cash flow from operations.

During the third quarter, the Company’s $75 million, 364 day bank operating loan was extended until July 24, 2008 on similar terms and conditions.  As at September 30, 2007 the Company’s debt was 1.2 times EBITDA for the last 12 months and compared favorably to its debt to EBITDA borrowing covenant of 2.25 times.

Business acquisitions completed in the first nine months of 2007 aggregated were $5.8 million and included $3.4 million to acquire the Full Tilt business in the third quarter. Full Tilt provides mechanical services principally to heavy oil production operations situated in the Lloydminster area. Two agent operated branch operations were acquired at a cost of $2.2 million.  See Note 2 to the interim consolidated financial statements for further details.  These acquisitions contributed to third quarter and year to date EBITDA and have met acquisition expectations.

Net working capital was $128.7 million at September 30, 2007, an increase of $8.4 million from December 31, 2006.  Accounts receivable increased by $1.1 million (1.2%) to $88.6 million from year end as average days sales outstanding increased 1% to 58.4 days for the third quarter of 2007.  Inventory decreased by $11.8 million (12%) from December 31, 2006 due to a reduction in purchasing levels to align with reduced sales levels. Inventory turns, calculated by taking cost of sales for the trailing 12 month period divided by average inventory, were 4.3 times in the third quarter, consistent with the fourth quarter of 2006.  The company will continue to adjust its investment in inventory in order to align with anticipated lower sales levels in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities decreased by $19.5 million (29%) from December 31, 2006 to $47.2 million at September 30, 2007 due to reduced purchasing activity and lower accrued employee incentive compensation.

CAPITAL STOCK

The weighted average number of shares outstanding during the third quarter was 18.4 million, an increase of 0.2 million shares (1%) over the prior year period due principally to the exercise of stock options. Diluted weighted average number of shares outstanding during the third quarter was 18.9 million a decrease of 0.1 million over the prior period.

As at September 30, 2007 and December 31, 2006, the following shares and securities convertible into shares, were outstanding:

(millions)	September 30, 2007	December 31, 2006
	Shares	Shares
Shares outstanding	18.4	18.2
Stock Options	0.8	0.8
Performance & Deferred Share units	0.2	0.1
Shares outstanding and issuable	19.4	19.1

Contractual Obligations

In April 2007, the lease commitment pertaining to the construction of a new distribution centre in Edmonton, Alberta was amended to include updated construction costs and estimated completion date.  Construction of the facility is now anticipated to be complete by mid 2008.

The following table outlines the contractual obligations based on the revised anticipated completion date:

Period Due	Capital Lease Obligations	Bank Operating Loan and Long Term Debt	Operating Lease Commitments	U.S. $ Forward Purchase Contracts	Totals
(thousands of Canadian dollars)
2007	58	35,390	1,654	-	37,102
2008	191	591	5,220	1,993	7,995
2009	87	-	5,309	-	5,396
2010	-	-	4,814	-	4,814
2011	-	-	3,987	-	3,987
thereafter	-	-	33,655	-	33,655
	336	35,981	54,639	1,993	92,949

There have been no other material changes in any contractual obligations since the year ended December 31, 2006.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements.

Critical Accounting Estimates

There have been no material changes since the year ended December 31, 2006.

Change in Accounting Policies

The Company adopted effective January 1, 2007 CICA Handbook Section 1530 – Comprehensive Income, Section 3855 – Financial Instrument Recognition and Measurement, Section 3861 – Financial Instruments Disclosure and Presentation, and Section 3865 – Hedges in accordance with the transitional provisions in each respective section.  The adoption of these provisions did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to adoption of these sections.

OTHER ITEMS

Additional information relating to CE Franklin, including its Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and at www.cefranklin.com.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.  The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the three months ended September 30, 2007 that have materially affected or are reasonably likely to materially affect the ICFR.  No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions have occurred that would materially change the information disclosed in the Company’s 2006 Annual Information Form.

CE Franklin Ltd.

Interim Consolidated Balance Sheets

(Unaudited)

	September 30	December 31
(in thousands of Canadian dollars)	2007	2006
ASSETS
Current assets
Accounts receivable	88,614	87,530
Inventories	85,424	97,275
Income taxes receivable	127	-
Other	1,695	2,965
	175,860	187,770
Property and equipment	6,043	5,546
Goodwill	14,799	10,479
Future income taxes (note 4)	1,472	1,160
Other	864	454
	199,038	205,409
LIABILITIES
Current liabilities
Bank operating loan	35,390	34,008
Accounts payable	29,375	36,252
Accrued liabilities	17,860	30,492
Income taxes payable	-	819
Current portion of obligations under capital lease	210	217
Current portion of long term debt	591	300
	83,426	102,088
Obligations under capital lease	126	286
Long term debt	-	560
	83,552	102,934
SHAREHOLDERS' EQUITY
Capital stock	24,444	23,586
Contributed surplus	17,226	16,213
Retained earnings	73,816	62,676
	115,486	102,475
	199,038	205,409

CE Franklin Ltd.

Interim Consolidated Statements of Operations

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars, except per share data)	2007	2006	2007	2006
Sales	116,817	131,675	354,010	424,580
Cost of sales	95,770	107,935	289,822	346,133
Gross profit	21,047	23,740	64,188	78,447
Other expenses (income)
Selling, general and administrative expenses	13,347	15,314	42,699	48,006
Amortization	654	660	2,140	2,053
Interest expense	487	643	1,549	2,048
Foreign exchange loss/ (gain) and other	282	40	871	-62
	14,770	16,657	47,259	52,045
Income before income taxes	6,277	7,083	16,929	26,402
Income tax expense (recovery) (note 4)
Current	2,219	2,771	6,100	8,757
Future	(66)	-407	-311	133
	2,153	2,364	5,789	8,890
Net and Comprehensive income for the period	4,124	4,719	11,140	17,512
Net income per share (note 3)
Basic	0.22	0.26	0.61	0.97
Diluted	0.22	0.25	0.59	0.93
Weighted average number of shares outstanding
Basic	18,391,937	18,232,658	18,282,212	18,053,045
Diluted	18,901,268	18,908,634	18,791,543	18,729,021

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars)	2007	2006	2007	2006
Cash flows from operating activities
Net income for the period	4,124	4,719	11,140	17,512
Items not affecting cash -
Amortization	654	660	2,140	2,053
Future income tax expense (recovery)	-66	-407	-311	133
Stock based compensation expense	412	999	1,474	1,472
Other	228	206	483	-201
	5,352	6,177	14,926	20,969
Net change in non-cash working capital balances
related to operations -
Accounts receivable	-20,281	-10,976	885	-1,830
Inventories	9,749	-2,971	10,989	-17,967
Other current assets	529	-136	1,284	1,084
Other non current assets	-270	-	-478	-
Accounts payable	7,740	13,690	-8,187	6,876
Accrued liabilities	-4,128	-12,120	-12,632	-6,577
Income taxes payable	2,352	-1,343	-946	-5,704
	1,043	-7,679	5,841	-3,149
Cash flows from financing activities
Issuance of capital stock	1	3	569	1,611
Purchase of capital stock for Performance Share Unit plan	-	-	-173	-
Increase/ (decrease) in bank operating loan	-593	8,647	1,382	6,492
Decrease in obligations under capital leases	-54	-	-167	-
Increase/ (decrease) in long term debt	9	-31	-269	-157
	-637	8,619	1,342	7,946
Cash flows from investing activities
Purchase of property and equipment	-359	-592	-1,359	-2,224
Proceeds on disposal of property and equipment	-	2	-	40
Business acquisitions (note 2)	-47	-350	-5,824	-2,613
Reduction (increase) of other assets	-	-	-	-
	-406	-940	-7,183	-4,797
Change in cash and cash equivalents during the period	-	-	-	-
Cash and cash equivalents - Beginning of period	-	-	-	-
Cash and cash equivalents - End of period	-	-	-	-
Cash paid during the period for:
Interest on bank operating loan	478	592	1,525	1,969
Interest on obligations under capital leases	9	51	24	79
Income taxes	27	4,114	7,212	14,461

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders' Equity

(Unaudited)

	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity
Balance - December 31, 2005	17,804,554	21,914	14,281	39,737	75,932
Stock based compensation expense	-	-	1,472	-	1,472
Stock options exercised	428,658	1,902	-291	-	1,611
Net income	-	-	-	17,512	17,512
Balance - September 30, 2006	18,233,212	23,816	15,462	57,249	96,527
Balance - December 31, 2006	18,223,013	23,586	16,213	62,676	102,475
Stock based compensation expense	-	-	1,474	-	1,474
Stock options exercised	173,887	827	-257	-	570
Performance share units (PSU) exercised	10,310	204	-204	-	-
Purchase of shares in trust for PSU plan	-15,200	-173	-	-	-173
Net income	-	-	-	11,140	11,140
Balance - September 30, 2007	18,392,010	24,444	17,226	73,816	115,486

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts in thousands of Canadian dollars)

Note 1 - Accounting policies

These interim consolidated financial statements have been prepared following accounting policies applied on a consistent basis with CE Franklin Ltd.'s (the "Company") annual financial statements for the year ended December 31, 2006, with exception of policies relating to financial instruments as noted below. The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2006.

Effective January 1, 2007, the Company adopted Section 1530 - Comprehensive Income, Section 3855 - Financial Instrument Recognition and Measurement, Section 3861 - Financial Instruments Disclosure and Presentation, and Section 3865 - Hedges of the Canadian Institute of Chartered Accountants Handbook in accordance with the transitional provisions in each respective section. The adoption of Sections 1530, 3855 and 3861 did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to the adoption of these sections. In addition, since the Company currently does not utilize hedge accounting, the adoption of Section 3865 currently has no material impact on the financial statements of the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Business Acquisitions

On July 1, 2007, the Company purchased the outstanding shares of Full Tilt Field Services Ltd. ("Full Tilt"), for total consideration of $3.447 million, subject to post closing adjustments.

On January 31, 2007, the Company purchased the assets of an agent that operated two of the Company's branch locations, for total consideration of $2.167 million.

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.263 million. In accordance with the purchase agreement, an additional $210,000 was paid in the first quarter of 2007 (2006- $350,000). These amounts were contingent on reaching certain performance conditions and have been accounted for under the purchase method as an addition to goodwill.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

Note 2 - Business Acquisitions (Cont.)

Using the purchase method of accounting for acquisitions, the Company consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration paid for these acquisitions has been allocated as follows:

	2007				2006
	Acquisition of	Acquisition	Contingent	Total	Acquisition of	Contingent	Total
	Full Tilt	of Agent	consideration	2007	Agent	consideration	2006
Cash Consideration Paid	3,400	2,167	210	5,777	2,263	350	2,613
Transaction Costs	47	-	-	47	-	-	-
Total Cash Consideration	3,447	2,167	210	5,824	2,263	350	2,613
Accounts Receivable	1,970	-	-	1,970	-	-	-
Inventory	371	-	-	371	-	-	-
Other Current Assets	14	-	-	14	-	-	-
Property, Equipment and Other	292	167	-	459	369	-	369
Goodwill	2,110	2,000	210	4,320	2,714	350	3,064
Accounts Payable	(1,310)	-	-	(1,310)	-	-	-
Future Tax Liability	-	-	-	-	(3)	-	(3)
Long Term Debt	-	-	-	-	(817)	-	(817)
	3,447	2,167	210	5,824	2,263	350	2,613

Note 3 - Share data

At September 30, 2007, the Company had 18,392,010 common shares and 849,249 options outstanding to acquire common shares at a weighted average exercise price of $5.47 per common share, 518,457 of those options were vested and exercisable at a weighted average exercise price of $3.48 per common share.

a) Stock Options
A total of 110,683 share options to acquire common shares were granted at a weighted average strike price of $10.30 in the third quarter of 2007 for a fair value of $507,000. The fair value of common share options granted was estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	4.46%
Expected life	5 years
Expected volatility	50%

Stock Option compensation expense recorded in the three and nine month periods ended September 30, 2007 was $144,000 (2006- $146,000) and $380,000 (2006- $439,000), respectively.

b) Share units
Effective May 2, 2006, the Company adopted the Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date. Under these plans, PSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent value in exchange for a vested unit. The vesting period for PSU's is three years from the grant date. DSU's vest on the date of grant. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus. The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash.

A total of 8,727 PSU's were granted in the third quarter of 2007. The compensation expense recorded in the three and nine month periods ended September 30, 2007 was $268,500 (2006- $867,000) and $1,095,000 (2006- $1,076,000) respectively. As at September 30, 2007, there were 177,544 PSU's and 37,388 DSU's outstanding (December 31, 2006, 120,710 PSU units and 12,104 DSU units)

Note 4 - Income taxes

a) The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Nine Months Ended
	September 30		September 30		September 30		September 30
	2007		2006		2007		2006
Income before income taxes	6,277		7,083		16,929		26,402
Incomes taxes at expected rates	2,048	32.6%	2,301	32.5%	5,524	32.6%	8,773	33.2%
Non-deductible items	97	1.6%	35	0.5%	345	2.0%	312	1.2%
Capital and large corporations taxes	-	0.0%	11	0.2%	22	0.1%	47	0.2%
Adjustments on filing returns & Other	8	0.1%	17	0.2%	-102	-0.6%	-242	-0.9%
	2,153	34.3%	2,364	33.4%	5,789	34.2%	8,890	33.7%

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

Note 4 - Income taxes (cont.)

b) Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of future income tax assets and liabilities are as follows:

	September 30	December 31
	2007	2006
Assets
Financing and investment charges	126	263
Property and equipment	961	610
Other	761	785
	1,848	1,658
Liabilities
Goodwill	376	498
	376	498
Net future income tax asset	1,472	1,160

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on projected operating results and tax planning strategies available.

Note 5 - Related Party Transactions

Smith International Inc. ("Smith") owns approximately 52% of the Company's outstanding shares. The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith. Purchase of such equipment conducted in the normal course on commercial terms were as follows:

	September 30	September 30
	2007	2006
Cost of sales for the three months
ended	2,498	2,244
Cost of sales for the nine months ended	7,041	6,557
Inventory	4,074	3,574
Accounts Payable and accrued liabilities	1,064	835

Note 6 - Segmented reporting

The Company operates its business as one operating segment in one geographical location, the western Canadian sedimentary basin.